COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED
2007 MAR -6 A 11:57

March 1, 2007

Office of International Corporate Fi[redacted]
Division of Corporate Finance
Securities and Exchange Commissic
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

07021552

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the text of a voting rights announcement by DGAP, an affiliate of EquityStory AG, regarding the increase in the voting rights of Credit Suisse Group AG in Commerzbank common stock above the 3.0% level to a level of 3.13% as of February 22, 2007. This announcement is published in accordance with the German Securities Trading Act and it may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

SEC File No. 082-02523 / CIK 0000852933

DGAP Voting rights announcement: Commerzbank AG Release of an announcement according to article 21 WpHG (German Securities Trading Act)

Commerzbank AG: Release according to article 26, section 1 WpHG with the aim of a Europe-wide distribution

01.03.2007
Release of a Voting rights announcement according to article 21, section 1 WpHG transmitted by DGAP - a company of EquityStory AG. The issuer is solely responsible for the content of this announcement.

On February 28, 2007, Credit Suisse Group AG Zurich, Switzerland informed us according to article 21, section 1 and article 24 WpHG that the voting rights of Credit Suisse International, London, Great Britain in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have exceeded the 3% limit of the voting rights on February 22, 2007 and now amount to 3.01%.

Hence the voting rights of Credit Suisse AG, Zurich, Switzerland, have also exceeded the 3% limit of the voting rights on February 22, 2007 and now amount to 3.07%. This voting rights are to be attributed to Credit Suisse AG, according to article 22, section 1, No. 1 WpHG.

Through this the voting rights of Credit Suisse Group AG, Zürich, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, on which Commerzbank was informed on February 26, 2007 increased from 3,004 % to 3.13% as of February 22, 2007.

END